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                                                                 Exhibit 12 (a)
                              J. C. Penney Company, Inc.
                            and Consolidated Subsidiaries

         Computation of Ratios of Available Income to Combined Fixed Charges
                       and Preferred Stock Dividend Requirement






                                              53 weeks              52 weeks
                                                ended                 ended
                                               Aug. 1,               Jul. 26,
     ($ Millions)                                1998                  1997
                                              _________           ____________

     Income from continuing operations        $     842             $     856
        (before income taxes, before
        capitalized interest, but after
        preferred stock dividend)

     Fixed charges

     Interest (including capitalized
     interest) on:

        Operating leases                            180                   110
        Short term debt                             100                   124
        Long term debt                              559                   412
        Capital leases                                6                     7
        Credit facility                              -                     19
        Other, net                                   (9)                   (3)
                                              _________             _________
     Total fixed charges                            836                   669

     Preferred stock dividend, before taxes          35                    47

     Combined fixed charges and preferred     _________             _________
        stock dividend requirement                  871                   716

     Total available income                   $   1,713             $   1,572
                                              =========             =========

     Ratio of available income to combined
        fixed charges and preferred stock
        dividend requirement                        2.0                   2.2
                                              =========             =========




     The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

     The Company believes that, due to the seasonal nature of its business, ratios for a period of time other than a 52 week period are inappropriate.